Exhibit 5.1

The Directors WNS (Holdings) Limited 12 Castle Street St Helier Jersey JE2 3RT Channel Islands	Mourant du Feu & Jeune 22 Grenville Street St Helier Jersey JE4 8PX Channel Islands T +44 (0)1534 609 000 F +44 (0)1534 609 333 www.mourant.com
17 February 2009
2024764/RAINJ/MdFJ/1689053/6
Dear Sirs
Registration Statement on Form S-8
Introduction
1.	We have acted as legal advisers to WNS (Holdings) Limited (the “Company”), a Jersey incorporated company, in connection with the registration under the United States Securities Act of 1933, as amended, of an additional one million ordinary shares with a par value of 10 pence each in the capital of the Company issuable under the Company’s Amended and Restated 2006 Incentive Award Plan (the “Amended Plan”) under a Registration Statement on Form S-8 (the “Form S-8 Registration Statement”).

2.	Under the Amended Plan, participants may be granted awards relating to ordinary shares with a par value of 10 pence each in the capital of the Company (the “Shares”), directly or in the form of American Depositary Shares (“ADSs”). The additional one million Shares which may be issued to participants, or to the Company’s depositary, pursuant to awards granted or to be granted under the Amended Plan are the “Plan Shares”.
Scope
3.	This opinion is limited to matters of and is interpreted in accordance with Jersey law as at the date hereof and we express no opinion with respect to the laws of any jurisdiction other than Jersey.

4.	We have only examined copies of the documents mentioned in paragraph 5.
Documents examined
5.	For the purposes of this opinion we have examined and relied upon copies of the following documents:
(a)	the Form S-8 Registration Statement;

(b)	the Amended Plan;

(c)	the Memorandum and Articles of Association of the Company;

(d)	a certified extract of written resolutions of the directors of the Company passed on 30 December 2008 whereby the directors resolved, inter alia, that, subject to shareholders’ approval and the consent of the Jersey Financial Services Commission, the Amended Plan be adopted and implemented and the Company be authorized to

Mourant du Feu & Jeune is a Jersey partnership
Partners: A R Binnington, D J Birtwistle, E A Breen, G R P Corbin, C L I Davies, N C Davies, E C Devenport, S J V Felton, S M Gould, T J Herbert, R A Hickling, I C James, B H Lacey, W Lambert, M E Millar, J H Rainer, J A Richomme, G A Rigby, J D Rigby, B C Robins, J F Ruane, J P Speck, A J R Syvret, J C Walker, N J Weston. Senior Associates: M J Haines, N M Hamel, J Harvey-Hills, H E Ruelle, R Khiani, B Lincoln, G A Pollano. Consultants: K S Baker, C E Coutanche, J D P Crill, R R Jeune C B E, P de C Mourant
Cayman — Guernsey — Jersey — London — New York

2024764/RAINJ/MdFJ/1689053/6

WNS (Holdings) Limited
17 February 2009
allot and issue the Plan Shares in the capital of the Company in connection with any awards granted by the Company pursuant to the Amended Plan;

(e)	minutes of the extraordinary general meeting of the shareholders of the Company held on 13 February 2009 whereby the shareholders resolved that, subject to the consent of the Jersey Financial Services Commission, the Amended Plan be adopted and approved; and

(f)	the consent of the Jersey Financial Services Commission dated 13 January 2009.
Assumptions
6.	In giving this opinion, we have assumed:
(a)	that the Amended Plan will be operated in accordance with its rules;

(b)	that all awards granted or to be granted in respect of Plan Shares have been or will be duly authorised and granted by the Company’s board of directors or a duly authorised committee thereof, and that the Company’s board of directors or a duly authorised committee thereof has resolved or will resolve to issue Plan Shares pursuant to such awards, in a manner consistent with their fiduciary duties and in accordance with the provisions of the Amended Plan and the Articles of Association of the Company;

(c)	that awards in respect of Plan Shares will be exercisable for Shares only in the Company and not for any other class of shares in the Company;

(d)	no issue of Plan Shares will result in the authorised share capital of the Company being exceeded and no Plan Shares will be issued at a price less than their nominal value;

(e)	the authenticity, accuracy, completeness and conformity to original documents of all copy documents examined by us;

(f)	that all signatures purporting to be on behalf of (or to witness the execution on behalf of) the Company or any director, secretary or officer of the Company are genuinely those of the persons whose signatures they purport to be;

(g)	that words and phases used in the Form S-8 Registration Statement have the same meaning and effect as they would if those documents were governed by Jersey law and there is no provision of any law (other than Jersey law) which would affect anything in this opinion; and

(h)	that no other event occurs after the date hereof which would affect the opinions herein stated.
7.	In giving the opinions as to Jersey law expressed herein, we have also considered certain matters of fact. With your consent, we have relied upon the Company’s certificate dated 17 February 2009 as to such matters of fact stated therein, without having independently verified such factual matters.
Opinion
8.	As a matter of Jersey law and based on and subject to the foregoing and to matters not disclosed to us, we are of the opinion that upon the issuance of Plan Shares against the payment in full from the relevant award holder of all sums due in respect of his or her award under the Amended Plan and upon the entry of the relevant award holder, or the Company’s depositary, as a holder of the relevant Plan Shares in the register of members of the Company, the Plan Shares will be validly issued, fully paid and non-assessable.

2024764/RAINJ/MdFJ/1689053/6

WNS (Holdings) Limited
17 February 2009
For the purposes of this paragraph 8 “non-assessable” means that no further sums shall be payable by a shareholder in respect of the acquisition of a Plan Share pursuant to an award granted under the Amended Plan.
Reservation
9.	Our opinion is qualified by the following reservation:
(a)	the obligations of the Company under or in respect of the Plan Shares will be subject to any law from time to time in force relating to bankruptcy, insolvency, liquidation, reorganisation or administration or any other law or legal procedure affecting generally the enforcement of creditors’ rights.
Consent
10.	We hereby consent to the disclosure of the opinion letter as an exhibit to the Form S-8 Registration Statement and its consequent filing with the U.S. Securities and Exchange Commission.
Yours faithfully
/s/ Mourant du Feu & Jeune
Mourant du Feu & Jeune